A
3/12

SEC 04004773 COMMISSION

AH 3/11/2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. SECTION

SEC FILE NUMBER
8-50767

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cornerstone Institutional Investors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

74 West Broad Street, SUITE 340
(No. and Street)

Bethlehem (City) Pennsylvania (State) 18018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M. Humphrey, Financial & Operations Principal 1-610-694-0904
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente, Randolph, Orlando, Carey & Associates
(Name — if individual, state last, first, middle name)

One South Church Street, 4th Floor (Address) Hazleton (City) PA (State) 18201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/04

OATH OR AFFIRMATION

I, Malcolm L. Cowen II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Institutional Investors, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARIAL SEAL
Tiffany Ann Gilbert, Notary Public
Bethlehem Twp., Northampton County
My Commission Expires Feb. 14, 2006

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002
&
INDEPENDENT AUDITORS' REPORT
&
ADDITIONAL INFORMATION
&
INTERNAL CONTROL REPORT

TABLE OF CONTENTS

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Cornerstone Institutional Investors, Inc.:

We have audited the accompanying statement of financial condition of Cornerstone Institutional Investors, Inc. (the "Company") as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Institutional Investors, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, PC

Hazleton, Pennsylvania
February 5, 2004

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
ALLOWABLE ASSETS:		
Cash	$ 124,407	$ 108,932
Deposits with clearing organization	36,885	30,004
Commissions receivable	42,700	29,881
Total allowable assets	203,992	168,817
NONALLOWABLE ASSET:		
Deposit with clearing organization	7	393
Nonmarketable securities	20,100	20,100
Deposits	694	829
Security deposits	4,380	4,380
Commissions receivable, over 30 days	608	39
Total nonallowable assets	25,789	25,741
TOTAL	$ 229,781	$ 194,558
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable	$ 991	$ 735
Commissions payable, affiliate	8,654	8,138
Accrued affiliate expense reimbursement	33,169	21,669
Total liabilities	42,814	30,542
STOCKHOLDERS' EQUITY	186,967	164,016
TOTAL	$ 229,781	$ 194,558

See Notes to Financial Statements

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES:		
Commission income	$ 1,345,833	$ 1,927,098
Interest income	1,218	1,743
Total revenues	1,347,051	1,928,841
EXPENSES:		
Commissions	597,773	1,175,322
Affiliate expense reimbursement	597,443	515,429
Rent	24,684	85,102
Employee reimbursable expenses	15,100	8,948
Insurance	14,887	2,109
Regulatory fees and expenses	13,988	13,718
Occupancy operating expenses	12,066	22,609
Data communications	11,519	11,519
Professional fees	10,020	36,084
Office supplies and expenses	8,918	9,247
Postage	4,792	4,152
Computer expense	3,738	2,973
Telephone	2,614	5,082
Dues and subscriptions	1,893	2,238
Mercantile and other taxes	1,837	7,676
Licenses	1,681	2,135
Continuing education	356	2,395
Charitable contributions	325	-
Miscellaneous	306	1,199
Travel expenses	160	469
Outsourcing expense	-	1,050
Total expenses	1,324,100	1,909,456
NET INCOME	$ 22,951	$ 19,385

See Notes to Financial Statements

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	COMMON STOCK		PAID-IN	RETAINED	
	SHARES (a)	AMOUNT	CAPITAL	EARNINGS	TOTAL
BALANCES, DECEMBER 31, 2001	100	$ 1	$ 74,999	$ 69,631	$ 144,631
NET INCOME	—	—	—	19,385	19,385
BALANCES, DECEMBER 31, 2002	100	1	74,999	89,016	164,016
NET INCOME	—	—	—	22,951	22,951
BALANCES, DECEMBER 31, 2003	100	$ 1	$ 74,999	$ 111,967	$ 186,967

(a) Authorized 1,000 shares at no par value,
100 shares issued and outstanding.

See Notes to Financial Statements

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 22,951	$ 19,385
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Deposits with clearing organization	(6,495)	21,925
Commissions receivable	(13,388)	5,736
Accounts receivable, affiliate	-	41,588
Deposits	135	419
Accounts payable	256	(200)
Commissions payable, affiliate	516	4,370
Accrued affiliate expense reimbursement	11,500	(47,026)
Total adjustments	(7,476)	26,812
Net cash provided by operating activities	15,475	46,197
INCREASE IN CASH	15,475	46,197
CASH, BEGINNING OF YEAR	108,932	62,735
CASH, END OF YEAR	$ 124,407	$ 108,932

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Cornerstone Institutional Investors, Inc. (the "Company"), a Pennsylvania corporation, was incorporated on November 13, 1997 and began operations on June 24, 1998. The Company operates as a "fully-disclosed introducing general securities" broker/dealer. The Company does business in the following products:

401(k) Compensation Plans
Mutual Funds
Equities
Variable Life/Annuity Contracts.

The Company is registered as a broker/dealer with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and several states.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Commission income on securities transactions is recorded on a trade date basis; referral fees are recognized as income when received.

INCOME TAXES

The Company and its stockholder have elected to be treated as a small business corporation for federal and state income tax purposes. Accordingly, no provision has been made for federal and state income taxes as such liabilities are personal liabilities of the Company's stockholders.

ADVERTISING

Advertising programs are included in affiliate expense reimbursement and are charged to expense during the period in which they are incurred. Advertising expenses were $1,908 and $934 for the years ended December 31, 2003 and 2002, respectively.

2. COMMISSIONS RECEIVABLE

The Company utilizes the services of a clearing broker to execute securities transactions for the Company's customers. The Company is paid commissions by the clearing broker for all transactions executed on behalf of the Company's customers. In addition, the Company receives commissions from insurance companies for the sale of variable life and annuity contracts. The commissions receivable are reported at amounts the company expects to collect on balances outstanding at year-end. The commissions receivable are considered fully collectible by management and accordingly no allowance for doubtful accounts is considered necessary. The Company had commissions receivable at December 31, 2003 and 2002 in the amount of $43,308 and $29,920, respectively.

3. NONMARKETABLE SECURITIES

During 2002, the Company purchased nonmarketable stock warrants. The warrants will expire annually beginning in 2003 and ending in 2006. The cost of the warrants at December 31, 2003 was $20,100, which approximates fair value.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $161,178 which was $111,178 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .27 to 1 at December 31, 2003.

5. EXEMPTIVE PROVISION OF RULE 15C3-3

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and since it does not control, possess or put at risk any customers funds or securities, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the provisions of Rule 15c3-3 which otherwise requires disclosure of the "Computation for Determination for Reserve Requirements" and the schedule of "Information for Possession or Control Requirements."

6. COMMITMENTS

The Company leases various office equipment under operating leases. The Company entered into a new five year lease on September 1, 2001 for rental of its main office. The space is shared with an affiliated company. The Company's share of space varied from 10% to 50% in the 2003 year, and was 50% for the entire 2002 year. The Company began using 25% of the space as of December 1, 2003 and does not foresee a change in usage. The Company is jointly and severally liable to the terms contained in the lease. The Company's share of the future minimum rental payments are as follows:

YEARS ENDING:	
2004	$26,737
2005	27,488
2006	18,665
Total	$72,890

In addition, the lease calls for payments of estimated operating expenses for each year for the term of the lease. The estimated operating expenses for the 2004 year are $28,104. The Company is sharing these costs with an affiliated company. The Company's share is 25% for the 2004 year.

Total rent expense for all facilities amounted to $24,684 and $85,102 for the years ended December 31, 2003 and 2002, respectively.

7. RELATED PARTY TRANSACTIONS

The Company leased its branch office from a partnership wherein one of the Company's stockholders is a general partner. The lease, which requires annual rent of $69,000 per year expired July 1, 2002. Rent expense was $34,400 for the year ended December 31, 2002. No rent expense was paid for this office in 2003.

The Company has agreed to reimburse an affiliated corporation owned by its stockholders for salaries, benefits, management services, consulting and other administrative expenses paid on behalf of the Company. The total amount reimbursed was $597,443 and $515,429 for the years ended December 31, 2003 and 2002, respectively. Through November 27, 2003, the affiliate had agreed to waive payments in the event that such payments should cause a net capital violation or a proximity to net capital. Effective November 28, 2003, the Company entered into a new management agreement with the affiliate whereby it will no longer waive payments in the event that such payment should cause a net capital violation or a proximity to net capital, but has agreed to provide funds to the company for operational expenses if needed, including contributing additional paid-in capital or through a subordinated loan in compliance with the financial responsibility rules of the Securities and Exchange Commission.

The Company has an agreement with another corporation owned by the Company's stockholders whereby they have agreed to forward all commissions, net of a 10% processing charge (increased to 15% effective April 1, 2003) paid to the Company by its various insurance carriers for the sale and renewal of variable life insurance products. Commissions paid by the Company to this affiliate were $595,243 and $1,173,191 for the years ended December 31, 2003 and 2002, respectively. The current agreement expired December 31, 2003 and has been renewed for a six-month period ending June 30, 2004. The affiliate has agreed to waive payments in the event that such payments should cause a net capital violation or a proximity to net capital. Amounts due to this affiliate were $8,654 and $8,138 as of December 31, 2003 and 2002, respectively.

The stockholders are in a position to influence the net income of the Company for the benefit of other companies that are under their control.

8. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in high quality financial institutions. The balances, at times, may exceed the federally insured limits.

CORNERSTONE INSTITUTIONAL INVESTORS, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 186,967
DEDUCT EQUITY NOT ALLOWABLE FOR NET CAPITAL	-
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	186,967
LESS:	
DEDUCTIONS AND/OR CHARGES, Nonallowable assets	25,789
NET CAPITAL	$ 161,178

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES:	
Accounts payable	$ 991
Commissions payable	8,654
Accrued affiliate expense reimbursement	33,169
Total aggregate indebtedness liabilities	42,814
TOTAL AGGREGATE INDEBTEDNESS	$ 42,814

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

REGULATORY MINIMUM	$ 50,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 2,854
REQUIRED CAPITAL	$ 50,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 111,178
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.27 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2003; NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$ 161,178
NET AUDIT ADJUSTMENTS	-
NET CAPITAL, PER ABOVE	$ 161,178

See Notes to Financial Statements

Cornerstone Institutional Investors, Inc.

Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2003

Not Applicable: The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(ii). The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Stockholders of
Cornerstone Institutional Investors, Inc.:

In planning and performing our audit of the financial statements and additional information of Cornerstone Institutional Investors, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, others within the organization, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Parente Randolph, PC

Hazleton, Pennsylvania
February 5, 2004